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SEC FILE NUMBER
8- 68244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B&A Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1070 Dundee Avenue, Suite C
(No. and Street)

East Dundee (City) Illinois (State) 60118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Buettner (847) 836-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

OATH OR AFFIRMATION

I, Lawrence Buettner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B&A Capital, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ARCELIA TREVINO
MY COMMISSION # FF 226097
EXPIRES: April 30, 2019
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
B&A Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of B&A Capital, Inc., as of December 31, 2017, the related statements of profit & loss, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of B&A Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B&A Capital, Inc.'s management. Our responsibility is to express an opinion on B&A Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to B&A Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of B&A Capital, Inc.'s financial statements. The supplemental information is the responsibility of B&A Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as B&A Capital, Inc.'s auditor since 2014.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
January 26, 2018

12:28 PM
01/10/18
Accrual Basis

B & A Capital, Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Harris Checking	12,276.21
Total Checking/Savings	12,276.21
Other Current Assets	
Prepaid Expense	2,786.00
Total Other Current Assets	2,786.00
Total Current Assets	15,062.21
TOTAL ASSETS	**15,062.21**
LIABILITIES & EQUITY	
Equity	
Capital Stock	15,000.00
Paid In Capital	61,500.00
Retained Earnings	-62,533.29
Net Income	1,095.50
Total Equity	15,062.21
TOTAL LIABILITIES & EQUITY	**15,062.21**

The accompanying notes are an integral part of these financial statements.

B & A Capital, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Services Income	15,000.00
Total Income	15,000.00
Expense	
Filing Fees	3,651.00
Insurance Expense	681.00
Outside Services	625.00
Professional Fees	8,947.50
Total Expense	13,904.50
Net Ordinary Income	1,095.50
Net Income	**1,095.50**

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2016	15,000	$15,000	$61,500	($62,533)	$13,967
Capital contribution					$0
Net Income				$1,096	$1,096
Balance at December 31, 2017	15,000	$15,000	$61,500	($61,438)	$15,062

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash provided by (used in) operating activities:	
Net Income	$1,096
Change in Prepaid Expenses	($113)
Cash provided by financing activities:	
Capital contributions	$0
Net increase in cash	$983
Cash, beginning of year	$11,294
Cash, end of year	$12,276

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

B&A Capital, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides brokerage and marketing services for limited partnerships and/or joint ventures in the oil and gas industry. These services are provided for corporations with identical ownership as the Company. Operations are located in Illinois.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership and/or joint venture.

Statement of Cash Flows – The Company considers cash to be all highly liquid deposits with a maturity date of three months or less.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Income Taxes – The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company is no longer subject to federal or state income tax examinations by tax authorities for the years before the 2014 tax year.

Common Stock – 1,000,000 shares have been authorized. The par value is $1 per share. 15,000 shares are issued and outstanding.

3. Related Parties

The Energy Group, Inc., solely owned by the stockholder of B&A Capital, Inc., provides administrative services to the Company. There were no charges between the two entities during 2017.

Blue Flame Energy Corporation, solely owned by the stockholder of B&A Capital, Inc., received services by the Company. A contractual payment was made by Blue Flame Energy Corporation to B&A Capital, Inc. during 2017 of $15,000, which represents 100% of B&A Capital, Inc.'s revenue.

4. Income Taxes

The Company has available approximately $61,000 in net operating loss carry forwards, expiring through 2036. The accompanying financial statements do not reflect a deferred tax asset related to these carry forwards, as the likelihood that the Company will generate sufficient taxable income to utilize the losses is uncertain.

B&A CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

Net Capital	
Total Stockholder's equity	$15,062
Non-allowable assets	($2,786)
Deductions	
Net Capital	$12,276
Reconciliation of Company's computation:	
Net capital, as reported in Company's Part II original (unaudited) FOCUS report	$12,276
Company adjustments	
Audit adjustments	
Net Capital	$12,276
Minimum net capital requirements:	
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$5,000
Excess net capital	$7,276
Aggregate indebtedness:	
Total liabilities from statement of financial condition/aggregate indebtedness	$0
Percentage of aggregate indebtedness to net capital.	$0

There are no material differences between this report and the December 31, 2017 FOCUS report

See Independent auditor's report.

B&A CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(i).

B&A CAPITAL, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(i).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of B&A Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) B&A Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which B&A Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(i) (the "exemption provisions") and (2) B&A Capital, Inc. stated that B&A Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. B&A Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B&A Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
January 26, 2018

The Exemption Report

The following statements are made to the best knowledge and belief of Marie I. Klanang as FinOp for B&A Capital, Inc.

I, Marie I. Klanang, as the FinOp for B&A Capital, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2017 without exception.

BFEC~~Kinzer Investment Realty~~ LETTERHEAD

RyHolland Fielder, Inc.~~Blue Flame Energy Corporation~~
~~1070 Dundee Ave., Suite C~~
~~East Dundee, IL 60118~~

Attn.: Mr. RW~~Lawrence R. Buettner~~

Re: Letter of Intent on the Purchase of Certain Assets located in Eastern, Kentucky and the Big Sandy Gas Field

Dear Mr.RW ~~Buettner~~:

As discussed, Blue Flame Energy Corporation (BFEC) ~~Kinzer Investment Realty (KIR)~~ or its related parties (hereinafter "Buyer") appreciates the opportunity to consider the purchase of certain assets from RyHolland Fielder, Inc. ~~Blue Flame Energy Corporation~~ (hereinafter "Seller"). This Letter of Intent shall memorialize BFEC~~KIR~~'s interest in consummating a transaction should we reach an agreement as to the final~~additional~~ terms and ~~the following~~ contingencies ~~be satisfied~~.

Buyer is prepared to entertain an offer from Seller for the purchase of certain assets of RyHolland Fielder, Inc. ~~Blue Flame Energy Corporation~~ as delineated on the attached maps (hereinafter referred to as "Exhibit A") at a purchase price of $75~~10,000~~,000 (less any outsanding pre-closing adjustments) subject to the following terms, conditions and contingencies for the clear and unencumbered right, title and interest in and to those assets:

1) The purchase shall include 62~~15~~ PDP operating well sites at ??~~+/-80~~% NRI and PUD assets at +/-85% NRI.

~~2) It is understood that certain PDP and PUD assets are subject to various agreements with EQT. Seller is responsible to comply with the terms of its various agreements with EQT.~~

~~3)~~2) Seller shall assign and\or transfer the free and unencumbered right, title and interest to BFEC~~KIR~~ at closing for all undeveloped oil and gas lease acreage ~~within the AMI~~ as depicted on the attached exhibit.

~~4)~~3) ~~Seller shall retain up to a 2.5% ORRI on all undeveloped mineral acreage as shown on the attached exhibit.~~ It is understood the existing 2.5% ORRI retained by Ken Hall ~~Seller,~~ on the undeveloped mineral acreage and 6 PDP wellsites (K-706, K-etc etc), ~~shall be distributed to Seller, its assigns and/or to Ken Hall. Mr. Hall shall indicate the acceptance of his allocation of ORRI distribution referred to herein pertaining to the undeveloped acreage. Mr. Hall's ORRI on any of the existing PDP's~~ shall remain without change;

~~5)~~4) The purchase shall include all real property interest associated with the production of the assets purchased herein including but not limited to surface, mineral, easements, appurtenant structures and infrastructure(s), together with any and all associated

property, including but not limited to equipment, contracts, gathering lines, right of ways, master sales meters and agreements affecting and connected to the real property. ~~contained within the AMI;~~

~~6)~~5) Prior to closing, the Seller shall provide written affirmation in form satisfactory to Buyer that no purchase asset is subject to a gas marketing, gathering, transportation, ~~or other~~ contract or any third party claim not acceptable to the Buyer. ~~Prior to closing the Seller shall obtain a release of its gas marketing contract from EQT as it affects any asset subject to the contemplated purchase.~~

~~7) Seller may offer to purchase the third party working interest ("WI") in certain PDP, subject to closing the proposed transaction referenced herein.~~

~~8)~~6) BFEC~~KIR~~ and Seller will be flexible on structuring final sale proceed allocations for PDP, PUD, Operations, Infrastructure, 1031 Property Exchange, etc.

7) Post closing forward, BFEC~~KIR~~ will assume Operator responsibilities for direct pay of ~~existing third party~~ RI / ORRI/WI et al's on PDPs.

~~9)~~8) Included in the sales agreement, Seller will cooperate with buyer without charge to donate and transfer six natural gas engines (in Sellers possession) to Buyer . Buyer shall take possession of the engines "as is" only responsible for any transportation related charges to ship the engines from Sellers property in Texas.

9) It is understood the final agreed upon flat fee closing price due Seller shall be paid to Seller from future Pelphrey lease PDP oil and gas sales receipts, subject to the following formula: i) 100% of lease sales proceeds, less any RI/ORRI et als, third party G & T costs and severance tax. ii) Any BFEC or Buettner ORRI shall be subordinated until payout. iii) The gross amount due Seller shall be a flat fee determined at closing, paid out in random installments without any interest or delay premiums due Seller. iv) After payout Seller shall have no further claim to any asset or participation in any revenues connected to the Pelphrey lease properties described herein.

~~10)~~ In addition, BFEC shall always have the option of pre-paying directly to Seller, all or a portion of any outstanding monies due Seller until payout.~~Certain ORRI assets owned or controlled by Seller (on PDP and/or PUD operated by Kinzer or its affiliates) shall be "carved out and excluded" from this agreement; specifically the PDP ORRI connected to the Kinzer Farm Out agreement dated May 11, 2007 and the PDP/PUD ORRI connected to the Kinzer Turkey Creek sale effective October 1, 2011.~~

10) Subject to approval of the Board of Directors and preparation of standard closing documents the parties will target a closing date effective March 1st,2018.

Encls.

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